Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$84,466	$59,403	$44,411	$44,871	$64,783
Add:
Interest expense	21,885	23,727	25,216	26,070	20,778
Interest portion of rental expense	1,191	1,024	822	651	631
Discount and debt expense amortization	1,498	1,974	2,817	1,836	1,214
Earnings available for fixed charges	109,040	86,128	73,266	73,428	87,406
Fixed charges:
Interest expense	21,885	23,727	25,216	26,070	20,778
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	1,191	1,024	822	651	631
Discount and debt expense amortization	1,498	1,974	2,817	1,836	1,214
Total fixed charges	24,574	26,725	28,855	28,557	22,623
Ratio of earnings to fixed charges	4.4	3.2	2.5	2.6	3.9